Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 1 DATED JUNE 30, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition; and
•	Promissory Grid Note.

Asset Acquisition

Acquisition of Senior Mortgage Loan – 2003 1st Street L.L.C

On June 27, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $1,550,000, (the “Madison Bloomingdale Senior Loan”). The borrower, 2003 First Street, LLC, a Delaware limited liability company (“Madison Bloomingdale”), used the loan proceeds to purchase 3,000 square foot house that the Sponsor intends to rehabilitate and convert into two condominiums at 2003 First Street NW Washington, DC (the “Madison Bloomingdale Property”).

The Madison Bloomingdale Senior Loan was funded with proceeds from that certain Promissory Grid Note by and between us and the sponsor.

Madison Bloomingdale is managed by the principals of Madison Investments (“Madison”), a real estate company. Madison is a vertically integrated real estate firm specializing in property development in Washington, DC, with approximately $200 million invested since inception. This is Fundrise Lending’s second deal with the sponsor .

The Madison Bloomingdale Property is currently improved with a single-family home. The existing improvements will be rehabilitated and converted into two condominiums. Madison Bloomingdale intends to begin the rehabilitation in July 2017.

On the original closing date of the Madison Bloomingdale Senior Loan, Madison Bloomingdale was capitalized with approximately $121,362 of equity capital from the borrower. The Madison Bloomingdale Senior Loan is being serviced by Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Madison Bloomingdale Senior Loan bears an interest rate of 9.25% per annum, with an amount equal to 9.25% per annum paid current on a monthly basis through the maturity date, June 26, 2018 (the “Madison Bloomingdale Maturity Date”). The interest rate will drop to 8.9% upon the commitment of the total equity required, which is required to be no later than September 30, 2017. In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Madison Bloomingdale Senior Loan amount, paid directly by Madison Bloomingdale.

Madison Bloomingdale has the ability to extend the Madison Bloomingdale Maturity Date for two periods of six months, subject to certain pay down thresholds. Additionally, Madison Bloomingdale will be required to pay an extension fee consisting of 1.0% of the outstanding principal amount of the Madison Bloomingdale Senior Loan. During the extension periods, the interest rate of the Madison Bloomingdale Senior Loan will increase to 9.9% and 10.9% per annum, in the first and second extension periods, respectively. The Madison Bloomingdale Senior Loan may be prepaid in whole or in part without penalty during the term of the Madison Bloomingdale Senior Loan.

The Guarantors have provided full-recourse guarantees until the total equity commitment is satisfied, whereby the loan will switch to a non-recourse loan with customary bad boy carve-out guarantees.

As of its closing date, the Madison Bloomingdale Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 86.7%. The LTC ratio is the amount of the Madison Bloomingdale Senior Loan divided by the cost incurred at settlement of the purchase and expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Madison Bloomingdale Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 78.5%. The LTV ratio is the amount of the Madison Bloomingdale Senior Loan divided by the May 9, 2017 third-party appraised value of the Madison Bloomingdale Property. There can be no assurance that such value is correct.

The Madison Bloomingdale Property is located in the Bloomingdale submarket of Washington, DC. The Madison Bloomingdale Property is located on First Street, one block north  of Rhode Island Ave. The Property is in an improving submarket, which experienced a 38.4%  year-over-year housing price growth, as of May 2017.

As the Madison Bloomingdale Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Promissory Grid Note

On June 26, 2017, we entered into a Promissory Grid Note (the “Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Promissory Grid Note, our Manager’s independent representative reviewed and approved of the terms of the Promissory Grid Note.

Availability

The Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of June 26, 2017, there were six (6) other similar promissory grid notes outstanding.

Collateral

The Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Promissory Grid Note is due and payable on July 31, 2017.

Purpose

While there are no restrictions on the use of the proceeds received under the Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Promissory Grid Note does not purport to be complete.